Exhibit 99.4

FOR IMMEDIATE RELEASE

CONVERSION OF SHAREHOLDERS’ LOANS

New York, November 29, 2011 - Melco Crown Entertainment Limited (the “Company”) (NASDAQ: MPEL), a developer, owner and, through its subsidiary, an operator of casino gaming and entertainment resort facilities focused on the Macau market, announces that, further to the Company’s press release dated November 18, 2011, the shareholders’ loans initially provided in 2006 by wholly-owned subsidiaries of our major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”), were converted into 40,211,930 ordinary shares of the Company (the “Shares”) today. On conversion of the shareholders’ loans, the Company has 1,653,101,002 Shares in issue.

The conversion price (the “Conversion Price”), which is US$2.87 per Share, was determined as one-third of the volume weighted average price of the American Depositary Shares (“ADS(s)”) of the Company as quoted on the NASDAQ Global Select Market, over the period of the five business days (being NASDAQ trading days) immediately preceding November 29, 2011, as each ADS represents three Shares. The Conversion Price per ADS was US$8.61 and if the Company had issued ADSs on the conversion, it would have issued approximately 13,403,977 ADSs.

The dilution impact from the conversion of the shareholders’ loans on existing shareholders of the Company (other than Melco and Crown), based on the Conversion Price, is approximately 0.80%. Upon completion of the conversion, Melco and Crown maintain their interests in the Company in equal proportions, and each of Melco and Crown is indirectly interested in approximately 33.65% of the issued share capital of the Company.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment Limited is a developer, owner and, through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of more than 1,800 gaming machines in nine locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.

The Company has strong support from both of its major shareholders, Melco and Crown. Melco is a listed company on The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Co-Chairman, the Director and the CEO of the Company. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also the Co-Chairman and the Director of the Company.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +852 3151 3767

Email: maggiema@melco-crown.com

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